                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

            (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Taiwan Semiconductor Manufacturing Company Ltd.




Date: January 29, 2004           By /s/ Lora Ho
                                   ---------------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer

                         TSMC 2003 Fourth Quarter Report

                 Wafer Shipments and Net Sales Set Record Highs

Hsinchu, Taiwan, January 29, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC) today announced its financial results for the fourth quarter of 2003. Net sales for the fourth quarter of 2003 grew 5.3 percent sequentially, to a record high of NT$57,780 million. Net income totaled NT$16,002 million, representing a 5.5 percent increase over the previous quarter. Earnings per share for the fourth quarter of 2003 were NT$0.79.

On a year-over-year basis, TSMC's fourth quarter of 2003 net sales grew 40.4 percent, while net income and earnings per share grew 526.9 percent and 553.9 percent, respectively.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that, "Due to continued growth in customer demand, TSMC's 2003 fourth quarter wafer shipments reached a record high of 1,127 thousand eight-inch-equivalent wafers, representing a 13.5 percent increase over the third quarter of 2003. The increase in fourth quarter revenue resulted from a
13.5 percent increase in wafer shipments, a 5.5 percent decline in wafer average selling price (ASP), and a weaker U.S. dollar exchange rate."

"During the fourth quarter, the average utilization rate for our fabs increased to 101 percent, compared to 98 percent in the previous quarter; gross margin improved slightly to 39.3 percent in the fourth quarter from 39.1 percent in the third quarter; net margin for the fourth quarter was 27.7 percent as compared to
27.6 percent for the previous quarter," Ms. Ho added.

For fiscal year 2003, ended December 31, the Company's net sales increased 25.4 percent over 2002, to a record NT$201,904 million. Net income totaled NT$47,259 million, representing a 118.7 percent growth over 2002. Earnings per share for the full year of 2003 were NT$2.33. In addition, TSMC's total wafer shipments for 2003 also reached a new record high to 3.7 million eight-inch-equivalent wafers, representing a 38.2 percent growth over 2002.

Ms. Ho continued, "We are proud to be among the very few industry leaders whose 2003 top-line performance has surpassed levels achieved in the past. We expect the performance of the coming quarter to be at least as good as that of the fourth quarter of 2003."

All figures of TSMC's 2003 audited financial results are prepared in accordance with R.O.C. GAAP and are subject to approval by the TSMC Board of Directors.

                                      # # #

Table 1:  TSMC's 2003 fourth quarter results

 (Unit: NT$million, except for EPS)

--------------------------------------------------------------------------------------------------------
                              4Q'03          4Q'02           YoY             3Q'03            QoQ
                             Amount*        Amount          Change          Amount           Change
--------------------------------------------------------------------------------------------------------
Net sales                    57,780         41,154            40.4%          54,877           5.3%
--------------------------------------------------------------------------------------------------------
Gross profit                 22,707         10,682           112.6%          21,447           5.9%
--------------------------------------------------------------------------------------------------------
Income from                  16,625          5,651           194.2%          16,487           0.8%
operations
--------------------------------------------------------------------------------------------------------
Income before tax            17,568          3,078           470.8%          16,708           5.1%
--------------------------------------------------------------------------------------------------------
Net income                   16,002          2,553           526.9%          15,169           5.5%
========================================================================================================
EPS (NT$)                      0.79**         0.12***        553.9%            0.75****       5.2%
--------------------------------------------------------------------------------------------------------

*    2003 fourth quarter figures have not been approved by Board of Directors
**   Based on 20,231,739 thousand weighted average outstanding shares
***  Based on 20,220,989 thousand weighted average outstanding shares
**** Based on 20,226,848 thousand weighted average outstanding share






Table 2:  TSMC's 2003 results

(Unit: NT$million, except for EPS)

--------------------------------------------------------------------------------------------------------
                                           2003                     2002                     YoY
                                          Amount*                  Amount                   Change
--------------------------------------------------------------------------------------------------------
Net sales                                 201,904                  160,961                   25.4%
--------------------------------------------------------------------------------------------------------
Gross profit                               72,892                   51,967                   40.3%
--------------------------------------------------------------------------------------------------------
Income from operations                     52,648                   34,176                   54.0%
--------------------------------------------------------------------------------------------------------
Income before tax                          51,028                   27,112                   88.2%
--------------------------------------------------------------------------------------------------------
Net income                                 47,259                   21,610                  118.7%
========================================================================================================
EPS(NT$)                                     2.33**                   1.05***               122.4%
--------------------------------------------------------------------------------------------------------

*   2003 figures have not been approved by Board of Directors
** Based on 20,231,739 thousand weighted average outstanding shares *** Based on 20,220,989 thousand weighted average outstanding shares


                                      # # #


TSMC Spokesperson:
------------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602


For further information, please contact:
----------------------------------------
Mr. J.H. Tzeng                  Mr. Jesse Chou                 Mr. Richard Chung
PR Department Manager, TSMC     PR Manager, TSMC               PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)         Tel: 886-3-666-5029 (O)        Tel: 886-3-666-5038 (O)
     886-928-882-607(Mobile)         886-932-113-258(Mobile)        886-937-331-830(Mobile)
Fax: 886-3-567-0121             Fax: 03-5670121                Fax: 03-5670121
E-mail: jhtzeng@tsmc.com        E-Mail: jhchoua@tsmc.com       E-Mail: cychung@tsmc.com
        ----------------                ----------------               ----------------